

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 1, 2015

Via E-mail
Christian Hogg
Chief Executive Officer
Hutchison China MediTech Limited
Room 2108, 21/F, Hutchison House
10 Harcourt Road
Hong Kong

> **Re: Hutchison China MediTech Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 13, 2015**
> **File No. 333-207447**

Dear Mr. Hogg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   We note your statement that your ordinary shares are listed on the AIM market of the London Stock Exchange and that on ____, 2015, the closing sale price of your ordinary shares on the AIM market was ____ per share, equivalent to a price of $ ____ per ADS. Please revise to specifically state that you will price your offering of ADSs at the U.S. dollar equivalent of the closing sale price of your ordinary shares on the AIM market on the previous trading day or otherwise clarify how you will use the closing sale price per the AIM market to set your offering price.

You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or James Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3675 with any other questions.


Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance


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